UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 12, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

Changes to the UBS Board of Directors

Zurich/Basel | 12 Mar 2013, 07:00

Reto Francioni to be nominated for election to the UBS Board of Directors at the forthcoming Annual General Meeting. Wolfgang Mayrhuber will not stand for re-election.

Zurich/Basel, 12 March 2013 – The UBS Board of Directors announced today that it will nominate Reto Francioni for election to the Board at the Annual General Meeting of Shareholders on 2 May 2013. Wolfgang Mayrhuber has announced his decision not to stand for re-election to the Board of Directors at the firm’s Annual General Meeting of Shareholders.

Reto Francioni has been CEO of Deutsche Börse AG since 2005. Prior to this, he held various executive positions: among others, he was Chairman of the Swiss Exchange in Zurich (SWX Group), co-CEO of Consors AG, Nuremberg, as well as a member of the directorate of the corporate finance division of Hoffmann-La Roche, Basel. He worked for Credit Suisse in New York and elsewhere. He started his career at UBS in Zurich. He holds a PhD in law, and is professor of applied capital markets theory at the University of Basel. Reto Francioni is a Swiss citizen and was born in Zurich on 18 August 1955. He is married and has two grown-up children.

UBS Chairman Axel Weber commented: “On behalf of the Board of Directors, I would like to express my gratitude to Wolfgang for his dedication and commitment to UBS and for the outstanding expertise he brought to the firm as a member of the Board, Chair of the Corporate Responsibility Committee and member of the Human Resources and Compensation Committee. At the same time I am very pleased to announce the nomination of Reto Francioni for election to the Board. He is an internationally acknowledged expert with a long track record in international capital markets and banking. Subject to his election, we are convinced Reto will further strengthen the Board by bringing invaluable experience and insights to the firm.”

UBS’s 2013 Annual General Meeting of Shareholders will take place on 2 May in the Zurich Hallenstadion.

Reto Francioni holds the following mandates outside Deutsche Börse Group:

Shanghai International Financial Advisory Committee	beginning March 2013
Moscow International Financial Center (MIFIC)	Member of the Advisory Board
Instituto de Empresa	Member of the International Advisory Board
VHV Insurance	Member of the Strategic Advisory Group
Goethe Business School	Member of the Board of Trustees
Deutsches Aktieninstitut	Vice President

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: March 12, 2013